Exhibit 99.1
NMHG FINANCIAL SERVICES, INC.
Financial Statements
December 31, 2005 and 2004
(With Independent Auditors’ Report Thereon)

NMHG FINANCIAL SERVICES, INC.
Index to Financial Statements

Page
Independent Auditors’ Report	1

Financial Statements:

Statement of Financial Position	2

Statement of Earnings	3

Statement of Changes in Shareholders’ Equity	4

Statement of Cash Flows	5

Notes to Financial Statements	6-13

Independent Auditors’ Report
To the Directors of
NMHG Financial Services, Inc.:
We have audited the accompanying statement of financial position of NMHG Financial Services, Inc. (the “Company”) as of December 31, 2005 and 2004, and the related statements of earnings, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NMHG Financial Services, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Stamford, Connecticut
March 20, 2006

NMHG FINANCIAL SERVICES, INC.
Statement of Financial Position
December 31, 2005 and 2004
(Dollars in thousands)

	2005	2004
Assets

Financing receivables, net (note 3)	$774,745	$709,466
Equipment leased to others (note 4)	23,371	17,991
Other assets	3,772	3,698
Total assets	$801,888	$731,155

Liabilities and Shareholders’ Equity

Notes payable to related party (note 6)	$670,667	$596,222
Accounts payable and accrued liabilities	773	11,356
Deferred taxes (note 5)	77,344	75,517
Other liabilities	1,389	668

Total liabilities	750,173	683,763

Common stock, $1 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares	1	1
Additional paid–in capital	4,063	4,063
Retained earnings	47,651	43,328

Total shareholders’ equity	51,715	47,392

Total liabilities and shareholders’ equity	$801,888	$731,155

See accompanying notes to financial statements.

NMHG FINANCIAL SERVICES, INC.
Statement of Earnings
For the Years Ended December 31, 2005 and 2004
(with comparative unaudited amounts for the year ended December 31, 2003)
(Dollars in thousands)

			Unaudited
	2005	2004	2003
Revenues:
Financing leases	$36,765	$35,948	$36,779
Operating lease rentals	11,932	7,847	5,662
Interest on loans	9,342	6,108	5,849
Other income	150	1,305	1,203

Total revenues	58,189	51,208	49,493

Expenses:
Interest	21,162	16,815	16,077
Amortization of equipment leased to others	6,899	5,217	6,204
Provision for losses on financing receivables (note 3)	2,230	1,875	1,606
Selling, general, and administrative	4,685	5,376	7,591

Total expenses	34,976	29,283	31,478

Earnings before income taxes	23,213	21,925	18,015
Provision for income taxes (note 5)	9,180	8,663	7,117

Net earnings	$14,033	$13,262	$10,898

See accompanying notes to financial statements.

NMHG FINANCIAL SERVICES, INC.
Statement of Changes in Shareholders’ Equity
For the Years Ended December 31, 2005 and 2004
(with comparative unaudited amounts for the year ended December 31, 2003)
(Dollars in thousands)

	NMHG	GECC	Total
Balance, January 1, 2003 — Unaudited	$8,466	$33,865	$42,331
Net earnings — Unaudited	2,180	8,718	10,898
Dividend — Unaudited	(1,910)	(7,641)	(9,551)

Balance, December 31, 2003 — Unaudited	$8,736	$34,942	$43,678

Balance, January 1, 2004 — Unaudited	$8,736	$34,942	$43,678
Net earnings	2,652	10,610	13,262
Dividend	(1,910)	(7,638)	(9,548)

Balance, December 31, 2004	$9,478	$37,914	$47,392

Balance, January 1, 2005	$9,478	$37,914	$47,392
Net earnings	2,807	11,226	14,033
Dividend	(1,942)	(7,768)	(9,710)

Balance, December 31, 2005	$10,343	$41,372	$51,715

See accompanying notes to financial statements.

NMHG FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Years Ended December 31, 2005 and 2004
(with comparative unaudited amounts for the year ended December 31, 2003)
(Dollars in thousands)

			Unaudited
	2005	2004	2003
Cash flows from operating activities:
Net earnings	$14,033	$13,262	$10,898
Adjustments to reconcile net earnings to cash provided by operating activities:
Amortization of equipment leased to others	6,899	5,217	6,204
Provision for losses on financing receivables	2,230	1,875	1,606
Changes in operating assets and liabilities:
Decrease (Increase) in other assets	(74)	(2,450)	2,507
(Decrease) Increase in accounts payable and accrued liabilities	(10,583)	15,217	11,642
Increase in deferred taxes	1,827	7,957	15,350
(Decrease) Increase in other liabilities	721	(2,429)	(1,364)

Cash provided by operating activities	15,053	38,649	46,843

Cash flows from investing activities:
Dispositions of equipment leased to others	37,753	25,744	20,681
Loans to customers	(231,278)	(227,765)	(200,798)
Principal collections from customers — loans	226,483	204,528	172,400
Investment in equipment for financing leases	(341,139)	(301,200)	(265,317)
Principal collections from customers — financing leases	228,393	212,453	197,041

Cash used in investing activities	(79,788)	(86,240)	(75,993)

Cash flows from financing activities:
Dividends paid	(9,710)	(9,548)	(9,551)
Net increase in notes payable to related party	74,445	57,139	38,701

Cash provided by financing activities	64,735	47,591	29,150

Net change in cash	—	—	—
Cash, beginning of year	—	—	—

Cash, end of year	$—	$—	$—

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$21,162	$16,815	$16,077

Cash paid during the year for income taxes	$22,527	$3,542	$—

See accompanying notes to financial statements.

NMHG FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2005 and 2004
(Dollars in thousands, except as noted)
(1)	Organization and Background

NMHG Financial Services, Inc. (the “Company”), a Delaware corporation, is a joint venture between NACCO Materials Handling Group, Inc., (“NMHG”) and General Electric Capital Corporation (“GECC”). The primary purpose of the Company is to provide financing for NMHG equipment sold under the Yale Materials Handling (“Yale”) and Hyster Company (“Hyster”) brands to NMHG dealers and their respective end users. Specifically, financing is provided to dealers through inventory and fleet rental products and to end users through retail leasing and loan products. The Company markets its financing products under the trade names Yale Financial Services and Hyster Capital.

The Company was formed on November 8, 1989 through a joint venture and shareholders agreement (the “Original Agreement”) between Yale Financial Services and GECC, with ownership, including voting rights, split twenty and eighty percent, respectively. The Original Agreement was amended and restated effective April 15, 1998 (the “Amended Agreement”) with Yale Financial Services’ twenty percent ownership transferred to NMHG and to include Hyster Capital. Pursuant to a 2004 amendment, the Amended Agreement terminates in 2008. The Company has 1,000 shares of common stock, $1 par value (the “shares”), issued and outstanding, of which 200 and 800 shares are owned by NMHG and GECC, respectively.

The Company is consolidated in the GECC financial statements.
(2)	Significant Accounting Policies
(a)	Period of Audit

Information included in the Company’s financial statements as of December 31, 2003 and for the year then ended is unaudited.
(b)	Accounting Principles

The Company’s financial statements are prepared in conformity with U.S. generally accepted accounting principles. The Company uses the accrual method of accounting for financial reporting purposes.
(c)	Revenues

The Company uses the interest method to recognize income on all loans. Interest on loans includes origination, commitment and other non-refundable fees related to funding (recorded in earned income on the interest method). The Company stops accruing interest at the earlier of the time at which collection of an account becomes doubtful or the account becomes 90 days past due. Interest income on non-earning loans is recognized either as cash is collected or on a cost-recovery basis as conditions warrant. Interest accruals on non-earning, non-restructured loans resume only when (a) payments are brought current according to the loan’s original terms and (b) future payments are reasonably assured. When the Company agrees to restructured terms with the borrower, interest income resumes accruing only when it is reasonably assured that the Company will recover full contractual payments, and such loans

NMHG FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2005 and 2004
(Dollars in thousands, except as noted)
pass underwriting reviews equivalent to those applied to new loans. The Company resumes accruing interest on non-earning loans upon timely receipt of three consecutive minimum monthly payments or the equivalent. Specific limits for each type of loan restrict the number of times any particular delinquent loan may be categorized as non-delinquent and interest accrual resumed.

The Company records financing lease income on the interest method to produce a level yield on funds not yet recovered. Estimated unguaranteed residual values of leased assets are based primarily on periodic independent appraisals of the values of leased assets remaining at the expiration of the lease terms. Significant assumptions used in estimating residual values include estimated net cash flows over the remaining lease term, results of future remarketing, and future component part and scrap metal prices, discounted at an appropriate rate.

The Company recognizes operating lease income on a straight-line basis over the terms of underlying leases.
(d)	Financing Receivables

Financing receivables consist of dealer or end-user leases and loans, as well as financing provided to dealers for the purchase of Yale and Hyster equipment from NMHG for inventories that are classified as loans and are collateralized by the equipment purchased. In the case of purchases, the financing receivables have full recourse to NMHG in the event of any loss. Financing receivables are stated at their outstanding unpaid principal balances, net of unearned financing charges, purchase discounts, and allowance for losses. The Company’s financing receivables have an average term approximating 50 months. Loans are generally variable rate in nature and thus, carrying amount approximates fair value while leases are fixed in nature.
(e)	Losses on Financing Receivables

The allowance for losses on financing receivables represents the Company’s best estimate of probable losses inherent in the portfolio. Write-offs are deducted from the allowance for losses and subsequent recoveries are added. Impaired financing receivables are written down to the extent that principal is judged to be uncollectible. The Company’s portfolio consists of homogenous equipment leases and loans (lift trucks), which are not individually evaluated for impairment but are evaluated collectively for impairment and the underlying assets are either equipment or revolving lines of credit. This evaluation is based upon various statistical analyses, which consider historical losses and the current aging of the portfolio. For homogeneous loans and leases, delinquencies are an important indication of a developing loss and delinquency rates are monitored closely in all of the Company’s portfolios.

The underlying assumptions, estimates and assessments used are continually updated to reflect the Company’s view of current conditions. Changes in such estimates can significantly affect the allowance and provision for losses. It is possible to experience credit losses that are different from current estimates.

NMHG FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2005 and 2004
(Dollars in thousands, except as noted)
(f)	Equipment Leased to Others and Amortization

The cost of equipment leased to others (“ELTO”), primarily lift trucks, is amortized on a straight-line basis to estimated residual value over the lease term or over the estimated economic life of the equipment. Lift trucks on operating leases are amortized over 96 months, while those off-lease are amortized between 36 and 60 months, depending on the term of the original lease.

In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS No. 144”) ELTO is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment was recognized by the Company during 2005 and 2004.
(g)	Income Taxes

The asset and liability method is used for accounting for income taxes pursuant to the principles of SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded when management of the Company determines that it is more likely than not that deferred tax assets are not realizable. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. The Company does not file separate income returns but rather, is included in various income tax returns filed by General Electric Company and its subsidiaries. For presentation purposes within these financial statements, the Company’s income tax provision was computed as if it filed separate income tax returns.
(h)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NMHG FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2005 and 2004
(Dollars in thousands, except as noted)
(i)	Reclassifications

Certain balances in the prior year have been reclassified to conform to current year presentation.
(3)	Financing Receivables (investments in loans and financing leases)

	2005	2004
Time sales and loans, net of deferred income	$154,029	$149,257
Investment in financing leases, net of deferred income	623,668	563,083

	777,697	712,340

Less allowance for losses	(2,952)	(2,874)

Financing receivables, net	$774,745	$709,466

Allowance for Losses

	2005	2004
Balance, beginning of year	$2,874	$3,028
Provision for losses on financing receivables	2,230	1,875
Write-offs, net of recoveries	(2,152)	(2,029)

Balance, end of year	$2,952	$2,874

Net Investment in Financing Leases

	2005	2004
Total minimum lease payments receivable	$613,224	$543,971
Estimated unguaranteed residual value of leased assets	84,772	80,341
Less deferred income	(74,328)	(61,229)

Investment in financing leases, net of deferred income	623,668	563,083
Allowance for losses	(2,362)	(2,242)

Investment in financing leases, net	$621,306	$560,841

NMHG FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2005 and 2004
(Dollars in thousands, except as noted)
Following is a summary of contractual maturities of loans and financing leases at December 31, 2005:

Year ending December 31:
2006	$324,891
2007	200,572
2008	132,308
2009	74,378
2010	33,717
2011 and later	11,831

$777,697

(4)	Equipment Leased to Others

Below is a summary of equipment, primarily lift trucks, leased to customers under non-cancelable operating lease agreements at December 31, 2005 and 2004:

	2005	2004
Original cost	$29,072	$23,750

Net carrying value	$23,371	$17,991

Noncancelable future minimum rentals due from customers:

Due in:
2006	$218
2007	216
2008	114
2009	12

$560

NMHG FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2005 and 2004
(Dollars in thousands, except as noted)
(5)	Income Taxes

For presentation purposes within these financial statements, the Company’s income tax provision was computed as if it filed separate income tax returns including the presentation of all deferred income tax assets and liabilities. The provision for income taxes of the Company consists of the following:

	For the Years Ended December 31
			Unaudited
	2005	2004	2003
Current:
Federal	$14,052	$133	$(6,086)
State	2,476	573	(2,147)

Total current tax expense (benefit)	16,528	706	(8,233)

Deferred:
Federal	(6,496)	6,998	11,934
State	(852)	959	3,416

Total deferred tax expense (benefit)	(7,348)	7,957	15,350

Total	$9,180	$8,663	$7,117

A reconciliation of the U.S. federal statutory rate to the effective income tax rate of the Company is as follows:

	For the Years Ended December 31
			Unaudited
	2005	2004	2003
US Federal statutory rate	35.00%	35.00%	35.00%
Tax benefit effect of nondeductible or nontaxable items	—	(0.03)	(0.04)
State and local income taxes	7.00	6.99	7.00
Federal tax benefit on state income taxes	(2.45)	(2.45)	(2.45)

Effective income tax rate	39.55%	39.51%	39.51%

NMHG FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2005 and 2004
(Dollars in thousands, except as noted)
The components of deferred tax assets and liabilities of the Company consist of the following at December 31, 2005 and 2004:

	2005	2004
Deferred tax assets:
Allowance for loan losses	$1,056	$113
Other	64	1,102

Total deferred tax assets	1,120	1,215

Deferred tax liabilities:
Investment in financing leases	70,158	65,836
Equipment leased to others	2,849	3,260
Capitalized costs	—	1,633
State taxes, net of federal effect	5,457	6,003

Total deferred tax liabilities	78,464	76,732

Net deferred tax liability	$77,344	$75,517

(6)	Related Party Transactions

GECC Transactions

Notes Payable — The Company has a revolving credit facility (the “Facility”) with GECC at rates that approximate GECC’s cost of funds. The outstanding balance under the Facility is classified as “notes payable to related party” in the accompanying statement of financial position and is used to fund the revenue generating assets of the Company, specifically, financing extended to NMHG dealers and end-users. These borrowings are secured by the Company’s outstanding financing receivables and liens on the underlying collateral, and, where necessary, liens on assets, and interest is due quarterly at floating rates for lease transactions and fixed rates for loans with the Company’s customers. The weighted average floating and fixed rates related to the outstanding balance under the Facility were approximately 3.62% and 3.71% at December 31, 2005, and 1.73% and 3.32% at December 31, 2004, respectively. NMHG provides a guarantee to GECC for 20% of the Company’s notes payable, such that NMHG would become liable under the terms of the Facility in the case of default by the Company. The Company has not defaulted under the terms of the Facility in the past and is not aware of any circumstances that would have resulted in default at December 31, 2005.

Notes payable are adjusted for other outstanding obligations between the Company and GECC. Notes payable reflect a net reduction of $28.5 million and $6.7 million at December 31, 2005 and 2004, respectively, for receivables due from GECC.

Administrative Support — The Company does not directly have employees or separate equipment and facilities to support its operations. Services are provided by employees of GECC and all related

NMHG FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2005 and 2004
(Dollars in thousands, except as noted)
costs are allocated to the Company, through a contractual agreement. Such costs were approximately $3.9 million, $2.1 million and $3.5 million for 2005, 2004 and 2003, respectively. Additionally, substantially all of those employees and retirees that provide services for the benefit of the Company are covered under a number of pension, health and life plans of GECC and its ultimate parent, General Electric Corporation.

NMHG Transactions

Under the Amended Agreement, NMHG has the primary responsibility for marketing the financial services of the Company, establishing and administering certain dealer credit lines, and remarketing off-lease and repossessed equipment. The Company reimbursed NMHG $1.9 million, $2.1 million and $1.0 million for these services during 2005, 2004 and 2003, respectively, and are included in selling, general and administrative expenses.

In addition, the Company paid NMHG loan origination fees per the Amended Agreement. Cash paid was $2.8 million, $4.7 million and $2.3 million during 2005, 2004 and 2003, respectively.

NMHG provides recourse for financing extended to dealers by the Company. From time to time, NMHG may provide recourse, repurchase obligations or residual value guarantees related to lift trucks purchased by end users and financed through the Company. NMHG had approximately $172.3 million and $170.3 million of recourse, repurchase and guarantee obligations to the Company at December 31, 2005 and December 31, 2004, respectively.

In addition to providing financing to dealers and end users, the Company provides financing to NMHG. Such financings primarily relate to sale-leaseback-sublease transactions for certain NMHG customers whereby NMHG sells lift trucks to the Company, NMHG leases these lift trucks back under a finance lease agreement and NMHG subleases those lift trucks to customers under an operating lease agreement. Total obligations to the Company under lease agreements with NMHG approximated $11.3 million and $10.7 million at December 31, 2005 and December 31, 2004, respectively.
(7)	Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, earnings or cash flows.